FOIA Confidential Treatment

requested under 17 C.F.R. § 200.83 for a portion of this letter

March 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Sohu.com Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed March 30, 2023
File No. 001-38511

Dear Mr. Krikorian:

We are submitting this letter on behalf of Sohu.com Limited (together with its subsidiaries and the consolidated VIEs, the “Sohu Group,” or the “Company”) in response to the comments contained in the letter dated February 7, 2024 (the “Third Comment Letter”) from the Office of Technology of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Charles Zhang of the Company regarding the Form 20F filed with the SEC on March 30, 2023 for the fiscal year ended December 31, 2022, File No. 001-38511 (the “2022 Form 20-F”). This letter reflects the Company’s response to the Staff’s comments included in the Third Comment Letter.

We respectfully request on behalf of the Company, pursuant to SEC Rule 83, 17 C.F.R. §200.83, confidential treatment for a portion of the response to the Staff’s Comment 1 below. A copy of this letter, not including the confidential portion, is being filed via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

Staff Comment:

1.

Please confirm supplementally whether the Company has received an opinion of counsel regarding the Company’s reliance on the exclusion provided by Section 3(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) and, if so, whether such opinion is qualified or unqualified.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

March 1, 2024

Response:

The Company confirms to the Staff supplementally that the Company did not receive a formal written opinion of counsel regarding its reliance on the exclusion provided by Section 3(b)(1) of the 1940 Act. [***].

Staff Comment:

2.

We note the discussion of the Company’s treatment of certificates of deposit and other time deposits in your comment response letters dated August 30, 2023 and January 11, 2024 (the “Response Letters”). Although the staff does not necessarily agree with the commentary and legal analysis in the Response Letters regarding this issue, we appreciate that the Company is treating all such instruments as investment securities (and not cash items) for purposes of its analysis. We note that when assessing its own status under the 1940 Act (as well as the status of its VIEs and non-VIE subsidiaries), the Company’s treatment of such instruments is and will be governed by existing law and Commission guidance.

Response:

The Company confirms to the Staff that when assessing the Company’s status under the 1940 Act, as well as the status of its VIEs and non-VIE subsidiaries, the Company’s treatment of certificates of deposit and other time deposits is and will be governed by existing law and SEC guidance.

Staff Comment:

3.

Please expand the investment company status risk disclosure beginning on page 41 to indicate that the Company intends to rely on the exclusion provided by Section 3(b)(1) of the 1940 Act, summarizing the basis for such reliance.

Response:

The Company advises the Staff that it will include substantially the following language, as and to the extent it is relevant, in investment company status risk disclosures included in its future Form 20-F filings.

If the SEC or a court were to determine, or if the staff of the SEC (the “SEC Staff”) were to take a position, that the current, or any future, mix of our assets consisting of cash and cash equivalents, short-term investments, long-term time deposits, and long-term investments could cause us to be an “investment company” under the Investment Company Act of 1940, in order to avoid such designation we could be required to place a relatively larger portion of such assets than we do at present in low-return investments.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

March 1, 2024

From time to time we have held, and as of December 31, 20[•] and as of the date of this annual report we hold, assets consisting of significant amounts of cash and cash equivalents and short-term investments, and a relatively smaller amount of assets consisting of long-term time deposits and long-term investments. We hold these cash and cash equivalent, short-term investment, long-term time deposit, and long-term investment assets for the sole purposes of future use in our operating businesses or to fund repurchases from time to time of our ADSs in the open market. A substantial amount of such assets that we currently hold is attributable to our sale in September 2021 of our interest in a controlled operating subsidiary engaged in providing search and search-related advertising services, Sogou Inc., to an indirect wholly-owned subsidiary of Tencent Holdings Limited.

Section 3(a)(1) of the U.S. Investment Company Act of 1940, as amended (“the Investment Company Act”), defines “investment company,” in relevant part, as an issuer which “(A) [i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) [i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” For the reasons noted below, we believe that we are not an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C), because (i) we are not now engaged, do not propose to engage, and have never since our founding in 1996 been engaged, either primarily or at all, in the business of “investing, reinvesting, or trading in securities” and (ii) based on our position noted below as to the proper application to our various assets of the definition of “investment securities,” we do not hold or propose to acquire investment securities having a value exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis. In addition, even if we were found to meet the definition of investment company under the provisions of Section 3(a)(1)(C), we believe that we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act, for the reasons discussed below.

If our assets consisting of certificates of deposit are considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Investment Company Act without regard to their maturity dates, which we believe is the correct treatment of such assets, then our investment securities represented less than 40% of the value of our total assets, exclusive of Government securities and cash items, as of December 31, 20[•] and as of the date of this annual report. We believe this is the appropriate treatment in our case because, among other things, our certificates of deposit are prudent uses of our cash by any measure, their principal and interest are secure, and we have immediately available cash from our bank deposits and money market funds that is adequate to meet any short-term liquidity needs that we may encounter. However, it is possible that the SEC, a court, or the SEC Staff could determine or take a position, based on the types of instruments in which we currently invest our excess cash or may invest from time to time in the future, that we are an “investment company” under the provisions of Section 3(a)(1)(C) of the Investment Company Act. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which certificates of deposit may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff has from time to time taken positions that a registrant’s certificates of deposit, regardless of their maturity dates, did not qualify as “cash items.” If all of our certificates of deposit, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 20[•], and would hold as of the date of this annual report, investment securities exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

We believe that, even if we were found to be an investment company under the provisions of Section 3(a)(1)(C), we clearly are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act. Section 3(b)(1) provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company. We are

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

March 1, 2024

indeed engaged primarily, and solely, and have always since our founding in 1996 engaged, through our direct and indirect wholly-owned subsidiaries in businesses, including the businesses that are conducted through contracts between our direct and indirect wholly-owned subsidiaries and the consolidated VIEs, other than investing, reinvesting, or trading in securities (namely online media, online video, and online games and, until September 2021, search and search-related advertising services).

Further, (i) as is evidenced by our periodic filings, press releases, and earnings release conference calls, we have never held ourselves out as, and do not propose to be, primarily engaged in, “the business of investing, reinvesting, or trading in securities”; (ii) our management is focused almost exclusively on the performance and growth of the businesses of our operating subsidiaries, and only occasionally focuses on investment assets, and when our management occasionally does so it is only in order to ensure that the investments are managed in a way that will safely preserve our capital for deployment in those businesses or, from time to time, for repurchase of our ADSs in the open market; (iii) as noted, those assets are invested prudently, with the goal of preserving them for future use in operations; there is no goal of generating any significant return for shareholders through those investments, nor is there, nor has there been, any communication from us to our shareholders suggesting that there is such a goal; and (iv) although we have frequently in recent years experienced a net loss after taxes from our overall operating business, and our investments, including our investment securities, have almost always generated net income, the net losses we have experienced have been small compared to our total operating revenues; operating losses from our Sohu segment have been offset significantly by operating income from our Changyou segment; and the income from our investments, which is close to total revenues from those investments, has been small in comparison to our total revenues and the income generated by our Changyou segment.

Notwithstanding our view that we are not an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act and that, in any event, we fit clearly within the exclusion from the definition of “investment company” afforded by Section 3(b)(1) of the Investment Company Act, it is possible, in view of (i) uncertainty regarding the meaning and application of the term “cash items” as it is used in Section 3(a)(1)(C) and (ii) the fact that the availability of the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act is based in part on subjective judgments as to a given registrant’s particular facts and circumstances, that the SEC, a court, or the SEC Staff would determine or take a position that we are indeed an investment company under the Investment Company Act. If that were to occur, because, among other reasons, “foreign private issuers” such as us are not permitted to register as investment companies under the Investment Company Act, in order to avoid such designation we could be required to shift some of our investments that are currently in certificates of deposits into bank deposits and money market funds, which would clearly qualify as “cash items,” but would be likely to have relatively lower returns, and would tend to reduce the value of such assets over time pending their deployment in our businesses. It is also possible that our ADSs would be delisted from the Nasdaq Global Select Market or that we would face other penalties.

Please feel free to contact me by phone on my mobile at (617) 797-7855 or my office at (617) 574-3511, or by email at tbancroft@goulstonstorrs.com, should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Laura Veator, Division of Corporation Finance
Kyle Ahlgren, Division of Investment Management
Charles Zhang, Sohu.com Limited
Joanna Lv, Sohu.com Limited

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED